UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 001-38104

IMMURON LIMITED
(Name of Registrant)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia 3053

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

IMMURON LIMITED

EXPLANATORY NOTE

The purpose of this Form 6-K/A filing is to disclose that the Half-Year Report filed on February 28, 2019 by Immuron Limited (the “Company”) is compliant with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

There have been no difference in accounting treatment and disclosures under both the Australian Accounting Standards as issued by the Australian Accounting Standards Board and with the IFRS as issued by the IASB.

This Form 6-K/A is to be read in conjunction with the Company’s Half-Year Report filed on February 28, 2019.

This report on Form 6-K/A (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit Number	Description

99.1	Appendix 4D Immuron Half-Year Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMMURON LIMITED

Dated: April 8, 2019	By:	/s/ Gary S. Jacob
Gary S. Jacob Chief Executive Officer

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